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                                    EXHIBIT 2



                     Identification of the Reporting Persons


Lexington Funding, LLC, a California limited liability company


Amended and Restated Louis L. Gonda Family Trust, dated April 1, 1993, a California trust


Louis L. Gonda, a United States citizen, the trustee under the Amended and Restated Louis L. Gonda Family Trust, and the indirect beneficial owner of all or substantially all of the equity interests of Lexington Funding, LLC